Appendix B

Excerpts from Offer to Purchase
Dated April 25, 2006

9.  Certain Information Concerning the Purchaser

The Purchaser.  Xponential, Inc. is a Delaware corporation. The Purchaser's principal executive offices are located at 6400 Atlantic Boulevard, Suite 190, Norcross, Georgia 30071 and its telephone number is (678) 720-0660.

The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the executive officers, directors and control persons of the Purchaser are set forth in Schedule I hereto.

Except as described in this Offer to Purchase or Schedule I to this Offer to Purchase (a) neither the Purchaser nor, to the knowledge of the Purchaser, any of the persons listed in Schedule I or any associate or majority-owned subsidiary of the Purchaser or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of the Subject Company and (b) neither the Purchaser, nor, to the knowledge of the Purchaser, any of the persons or entities referred to in clause (a) above or any of their executive officers, directors or subsidiaries has effected any transaction in the Shares or any other equity securities of the Subject Company during the past 60 days. The Purchaser beneficially owns 140,000 shares of Common Stock. These Shares represent approximately 1.033% of the 13,558,543 shares of Common Stock which the Purchaser believes are outstanding as of the date of this Offer to Purchase. In addition, Dr. J. Robert Collins, a director of Purchaser, beneficially owns 1,000 shares of Common Stock, which represents approximately 0.007%, and Dwayne A. Moyers, a director of Purchaser, beneficially owns 47,500 shares of Common Stock, which represents approximately 0.350%, of the 13,558,543 Shares of Common Stock that the Purchaser believes are outstanding as of the date of this Offer to Purchase.

Except as described in this Offer to Purchase neither the Purchaser nor, to the knowledge of the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Subject Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations).

Except as set forth in this Offer to Purchase, none of the Purchaser nor, to the knowledge of the Purchaser, any of the persons listed on Schedule I to this Offer to Purchase, has had any business relationship or transaction with the Subject Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between the Purchaser or any of its subsidiaries or, to the knowledge of the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Subject Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets. None of the persons listed in Schedule I has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the persons listed in Schedule I has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Available Information.  Pursuant to Rule 14d-3 under the Exchange Act, the Purchaser filed with the SEC a Tender Offer Statement on Schedule TO (the "Schedule TO"), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO.

11.  Background of the Offer; Past Contacts, Negotiations and Transactions

None of the Purchaser nor, to the knowledge of the Purchaser, any of the persons listed on Schedule I to this Offer to Purchase, has had any business relationship or transaction with the Subject Company or any of its executive officers, directors or affiliates that has occurred during the past two years and that would be required to be reported under the rules and regulations of the SEC applicable to the Offer. There have been no material contacts, negotiations or transactions during the past two years between the Purchaser or any of its subsidiaries or, to the knowledge of the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Subject Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets, except for the following:

(a) On December 8, 2005, Mr. Jeffery A. Cummer, a director and executive officer of Purchaser, made a presentation to the Subject Company's board of directors, in which a tender offer for shares of common stock of the Subject Company by Purchaser was discussed. The presentation included a discussion of how Purchaser could increase earnings and shareholder value of the Subject Company through the expertise of Purchaser's management. Some members of Purchaser's management have, through an unaffiliated entity, been sub-advisers to mutual funds for which the Subject Company is the investment manager.

(b) Purchaser sent a letter to the Subject Company's board of directors dated February 14, 2006, discussing the prior board of directors meeting and notifying the board of directors of the Subject Company that Purchaser plans to make a tender offer to the Subject Company's shareholders for up to 24.9% of the outstanding Common Stock.